Final Execution Version

Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, ON
L5R 1B8

STRICTLY CONFIDENTIAL

November 10 , 2004

Dr. Hugo Vandenborre
Samuel C. Johnson 1996 Trust
Samuel C. Johnson 1988 Trust I
Newstar Technology Limited
Mercator Verzekeringen N.V.
Robert S. Torokvei
Douglas S. Alexander
Barrie Cook
Kelly T. Grindle
Peter C. Johnson
Jon Slangerup
Andrew T.B. Stuart
Robert W. Campbell
George P. Kempff
R. Randall MacEwen
Bart Van Ouytsel
Peter Wressell

(each a “Seller” and collectively the “Sellers”)

Dear Sirs/Mesdames:

Stuart Energy Systems Corporation

As you are aware Hydrogenics Corporation (“Hydrogenics”), proposes to make an offer for all of the issued and outstanding common shares (the “Shares”) in the capital of Stuart Energy Systems Corporation (the “Company”) including Shares issuable on the exercise of Options and Slangerup Inducement Options. This letter agreement (the “Agreement”) sets out the terms and conditions pursuant to which each of the Sellers severally agrees to (i) support the Offer and (ii) deposit under the Offer, or cause to be deposited under the Offer, all of the Shares listed on Schedule A beside such Seller’s name and any other Shares over which such Seller may exercise direction or control. Such Shares are hereinafter collectively referred to as the “Subject Shares”.

Concurrently with the execution of this Agreement, Hydrogenics has entered into an agreement (the “Support Agreement”) with the Company pursuant to which the Company has agreed to support the Offer. The term “Offer” and capitalized terms defined in the Support Agreement that appear herein without definition have the meanings ascribed to them in the Support Agreement.

1.	Offer for Securities of the Company

Hydrogenics agrees to use commercially reasonable efforts to make the Offer and to mail the Offer Documents to registered Shareholders in Canada and such other jurisdictions as Hydrogenics may determine as soon as possible after the date hereof and, in any event, on or before the Offer Deadline on the terms set out in the Support Agreement.

2.	Agreement to Tender

(a)	This Agreement when signed and delivered by each Seller to Hydrogenics will constitute the agreement of each Seller, among other things, to irrevocably accept the Offer and to validly tender and cause to be tendered and to cause all acts and things to be done to tender the Seller’s Subject Shares to the Offer on the terms and conditions set out herein, provided that the Sellers shall each be entitled to withdraw their Subject Shares from the Offer where this Agreement has been terminated pursuant to paragraph 8 herein.

(b)	Each Seller agrees that it will not tender any or all of the Subject Shares to a Superior Proposal as contemplated under section 7.1(a) of the Support Agreement or enter into any agreement in connection with a Superior Proposal without first providing Hydrogenics with a reasonable opportunity to exercise its right to match on the terms and subject to the conditions set out in section 7.1(e) of the Support Agreement and amend this Agreement and the Offer to provide for consideration per Share at least as favourable as the consideration per Share offered under the Superior Proposal and if Hydrogenics amends this Agreement and the Offer as provided above, each Seller agrees that it will not tender any or all of its Subject Shares to the Superior Proposal offering an equivalent or lesser consideration per Share or enter into a proposed agreement with respect to such Superior Proposal and will accept Hydrogenics’s amended Offer subject to the terms and conditions hereof, unless pursuant to section 7(e) of the Support Agreement the Board of Directors continues to believe, acting in good faith and the proper discharge of its fiduciary duties that such Superior Proposal continues to be a Superior Proposal with respect to the amended Offer.

(c)	Each Seller agrees that after Hydrogenics makes the Offer and subject to the provisions hereof, and in the case of Dr. Hugo Vandenborre and Lavoisierico N.V. subject to Schedule B hereof, it will tender and deposit or cause to be tendered and deposited with the depositary under the Offer all of the Seller’s Subject Shares in accordance with the terms of the Offer as soon as is reasonably practicable but in any event at least 5 days prior to the Expiry Time, and thereafter, except as may be permitted by this Agreement, such Seller shall not withdraw or permit such shares to be withdrawn from the Offer.

(d)	For greater certainty, “Subject Shares” shall include all Shares, issued on conversion of any other securities of the Company convertible or exercisable into Shares, over which a Seller may exercise direction or control.

(e)	The obligation of each Seller to tender and sell its Subject Shares pursuant to the Offer shall be subject to the following conditions:

(i)	the common shares of Hydrogenics issuable by Hydrogenics pursuant to the Offer (the “HYGS Shares”) being, upon their issue, freely tradeable securities and not subject to any statutory or other regulatory hold period or trading or volume limitations under applicable securities Laws of Canada and the United States and shall be listed and quoted for trading on the TSX and NASDAQ;

(ii)	the board of directors of the Company shall not have withdrawn, modified or changed its recommendation in favour of the Offer.

(f)	Each of the Sellers has the right to terminate this Agreement in accordance with paragraph 8.

3.	Conditions to Making the Offer

The conditions to the making of the Offer are set out in paragraph 2.1(g) of the Support Agreement. By making the Offer, Hydrogenics shall be deemed to have waived such conditions insofar as they are conditions of making the Offer. It is understood and agreed that the conditions are for the sole benefit of Hydrogenics and Hydrogenics may, in its sole discretion, modify or waive any term or condition of making the Offer.

4.	Covenants of the Sellers

Each Seller severally agrees that during the period commencing on the date hereof and continuing until the earlier of (i) the termination of the Offer, and (ii) termination of this Agreement and except as otherwise contemplated herein or permitted hereunder:

(a)	It will immediately cease and cause to be terminated existing discussions, if any, with parties (other than Hydrogenics) with respect to any Acquisition Proposal and it will not, directly or indirectly, solicit, initiate or encourage inquiries from or submission of proposals or offers from any Person whatsoever (including any of its officers or employees), other than Hydrogenics or its affiliates, relating to any Acquisition Proposal or otherwise assist or participate in, facilitate or encourage, any effort or attempt by any Person other than Hydrogenics or its affiliates to do or seek to do any of the foregoing provided, however, that the foregoing shall not prevent an employee of a Seller or a Seller who is a member of the board of directors of the Company from responding solely in his or her capacity as a member of the Company’s board of directors to any bona fide written Acquisition Proposal under Article 7 of the Support Agreement.

(b)	It will not sell, transfer or encumber in any way any Subject Shares or relinquish or restrict such Seller’s right to vote any Subject Shares, other than pursuant to the Offer.

(c)	It will not prior to the public announcement by Hydrogenics of the terms of the Offer, directly or indirectly, disclose to any Person, the existence or the terms and conditions of this Agreement, the Support Agreement or the possibility of the Offer being made or any terms or conditions or other information concerning any possible offers for the Shares. These provisions shall not apply to any disclosure which is required by Law or which is made by the Sellers to their respective directors, officers, employees and professional advisors in connection with the preparation of this Agreement provided that any such directors, officers, employees and professional advisors agree to be bound by the restrictions contained in this paragraph 4(c).

(d)	It shall take all such steps as are required to ensure that at the time at which the Seller tenders the Subject Shares to the Offer, the Subject Shares will be owned beneficially by such Seller with a good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands of any nature or kind whatsoever and will not be subject to any shareholders’ agreements, voting trust or other similar agreements or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting the Subject Shares or the ability of any holder thereof to exercise all ownership rights thereto, except for certain of the Subject Shares of Dr. Hugo Vandenborre and Lavoisierico N.V. which shall be subject to the escrow arrangements described in Schedule B hereto.

(e)	It will not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Subject Shares pursuant to this Agreement by the sale of any direct or indirect holding company or the granting of a proxy on the shares of any direct or indirect holding company and which would have, indirectly, any effect prohibited by this Agreement.

(f)	It will notify Hydrogenics within 24 hours of receiving a possible Acquisition Proposal and inform Hydrogenics of the identity of the person making such Acquisition Proposal and the material terms known by the Seller at the time regarding such Acquisition Proposal.

(g)	It agrees that Hydrogenics may file or make publicly available copies of this Agreement with the securities regulatory authorities in Canada and the United States as required by applicable securities Laws.

5.	Representations and Warranties of Each Seller

Except as disclosed in Schedule B hereto with respect to certain of the Subject Shares of Dr. Hugo Vandenborre and Lavoisierico N.V., each Seller by its acceptance hereof represents and warrants as follows and acknowledges that Hydrogenics is relying upon such representations and warranties in connection with entering into this Agreement:

(a)	It has the sole right to sell and vote all of the Subject Shares listed on Schedule A beside such Seller’s name or hereafter acquired by such Seller and each Subject Share shall at the time it is tendered to the Offer be owned beneficially by such Seller with a good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands of any nature or kind whatsoever, and will not be subject to any shareholders’ agreements, voting trust or other similar agreements or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting the Subject Shares or the ability of any holder thereof to exercise all ownership rights thereto.

(b)	No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from such Seller of any of the Subject Shares owned by such Seller or any interest therein or right thereto, except Hydrogenics pursuant to the terms of this Agreement.

(c)	None of the execution and delivery by such Seller of this Agreement or the completion of the transactions contemplated hereby or compliance by such Seller with such Seller’s obligations hereunder will result in a breach of: (i) the constating documents of such Seller; (ii) any other agreement or instrument to which such Seller is a party or by which such Seller or any of such Seller’s property or assets are bound; (iii) any judgement, decree, order or award of any court, governmental body or arbitrator; or (iv) any applicable Law.

(d)	It is validly subsisting and has all necessary power and authority to execute and deliver the Agreement resulting from its acceptance hereof and to perform its obligations hereunder.

(e)	This Agreement has been duly executed and delivered by or on behalf of each Seller and constitutes a valid and binding obligation of such Seller enforceable against such Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(f)	Except as is set forth in Schedule A hereto, it has no agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by such Seller or transfer to such Seller of additional securities of the Company and such Seller will not purchase or obtain any agreement or right to purchase any additional securities of the Company from and including the date hereof up to and including the time at which Hydrogenics takes up and pays for the Subject Shares or this Agreement terminates, whichever is earlier.

6.	Representations and Warranties of Hydrogenics

Hydrogenics represents and warrants as follows and acknowledges that the Sellers are relying upon such representations and warranties in connection with this Agreement:

(a)	Hydrogenics is a company duly incorporated and existing under the federal laws of Canada. Hydrogenics has full corporate power and authority to own its assets and conduct its business as now owned and conducted. Hydrogenics is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its property or the nature of its activity makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Hydrogenics Material Adverse Effect.

(b)	Hydrogenics has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Hydrogenics and the consummation of the Offer have been duly authorized by the board of directors of Hydrogenics (or any authorized committee thereof), and no other corporate proceedings (other than board meetings to approve the Offer Documents, and the listing on the NASDAQ and the TSX of the HYGS Shares) on the part of Hydrogenics are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Hydrogenics and constitutes a valid and binding obligation of Hydrogenics, enforceable by each of the Sellers against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	The execution and delivery by Hydrogenics of this Agreement and the performance by it of its obligations hereunder and the completion of the Offer will not violate, conflict with or result in a breach of any provision of: (a) the constating documents or by-laws of Hydrogenics; or (b) Laws to which Hydrogenics is subject or by which Hydrogenics is bound. Other than in connection with or in compliance with Appropriate Regulatory Approvals, applicable Laws and policies, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of Hydrogenics for the consummation of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by this Agreement.

(d)	Hydrogenics has filed with all applicable securities regulatory authorities, the TSX, NASDAQ and all applicable self-regulatory organizations true and complete copies of the Hydrogenics Public Documents that Hydrogenics is required to file therewith. The Hydrogenics Public Documents at the time filed: (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable securities laws. Hydrogenics has not filed any confidential material change report with the Ontario Securities Commission or any other securities authority or regulator or any stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(e)	The audited consolidated financial statements for Hydrogenics as at and for each of the fiscal years ended on December 31, 2003, December 31, 2002, and December 31, 2001, including the notes thereto and the report by Hydrogenics’ auditors thereon, have been, and all financial statements of Hydrogenics which are publicly disseminated by Hydrogenics in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with Canadian GAAP applied on a basis consistent with prior periods and present fairly, in all material respects, the consolidated financial position and results of operations of Hydrogenics and its Subsidiaries, taken as a whole, as of the respective dates thereof and for the respective periods covered thereby.

(f)	The HYGS Shares will, upon their issue, be freely tradeable securities and not subject to any statutory or other regulatory hold period or trading or volume limitations under applicable securities Laws of Canada and the United States.

(g)	Except as disclosed or reflected in the Hydrogenics Public Documents, since January 1, 2004: (a) Hydrogenics and its Subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice; (b) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Hydrogenics Material Adverse Effect has been incurred; and (c) there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Hydrogenics Material Adverse Effect.

7.	Covenants of Hydrogenics

Hydrogenics hereby covenants and agrees:

(a)	that it will not, without the prior written consent of the Company, (i) modify or waive the Minimum Tender Condition; (ii) decrease the Offered Consideration (except in circumstances where the Company has declared, set aside or paid any dividend or distribution (whether in cash, stock, property or otherwise) with respect to the Shares); (iii) change the form of the Offered Consideration (other than to add additional consideration); (iv) impose additional conditions to the Offer; (v) otherwise modify the Offer (or any terms or conditions thereof) in a manner that is adverse to the Sellers; or (vi) amend the Support Agreement; and

(b)	that it shall use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions of the Offer set forth in Schedule A to the Support Agreement, to the extent the same is within its control, and take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Offer in accordance with the terms thereof.

8.	Termination Date; Extensions of Time

This Agreement may be terminated by notice in writing:

(a)	at any time by mutual consent of Hydrogenics and the Sellers;

(b)	by any Seller if Hydrogenics does not commence the Offer and mail the Offer Documents by the Offer Deadline;

(c)	by Hydrogenics if any condition for Hydrogenics’s benefit set out in the Support Agreement is not satisfied or waived;

(d)	by Hydrogenics if any of the Sellers are in default of any material covenant or obligation hereunder or if any representation or warranty of any of the Sellers under this Agreement shall have been at the date hereof untrue or incorrect in any material respect;

(e)	by any Seller as regards to the obligations of such Seller hereunder if any representation or warranty of Hydrogenics under this Agreement shall have been at the date hereof untrue or incorrect in any material respect or if Hydrogenics is in default of any covenant or obligation hereunder in any material respect or under paragraph 1 or paragraph 7(a) in any respect;

(f)	by Hydrogenics if any condition of the Offer shall not be satisfied or waived at the Expiry Time and Hydrogenics does not elect to waive such condition or extend the Offer;

(g)	by any Seller as regards the obligations of such Seller hereunder if the conditions set forth in paragraph 2(e) of this Agreement have not been satisfied at the Expiry Time or waived by such Seller;

(h)	by any Seller as regards the obligations of such Seller if its Subject Shares have not been taken up and paid for by Hydrogenics by the earlier of (i) when required by applicable Law or the Support Agreement or (ii) within 75 days after the Offer is commenced provided, however, that if Hydrogenics’s take-up and payment for Shares deposited under the Offer is delayed by (a) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (b) Hydrogenics not having obtained any regulatory waiver, consent or approval which is necessary to permit Hydrogenics to take up and pay for Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, this

Agreement shall not be terminated by a Seller pursuant to this paragraph 8(h)(ii) until the earlier of (A) 120 days after the Offer is commenced and (B) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable; and

(i)	by Hydrogenics or any Seller if the Support Agreement is terminated.

Upon termination of this Agreement, the Sellers shall be entitled to withdraw any of their Subject Shares deposited under the Offer and neither party shall have any further rights or obligations hereunder provided, however, that any such termination shall not prejudice the rights of a party as a result of any breach by any other party of its obligations hereunder.

9.	General

(a)	Hydrogenics acknowledges and agrees that the covenants, representations and warranties of each Seller made in this Agreement are made by such Seller solely in such Seller’s capacity as a holder of Subject Shares, and not such Seller’s capacity as an officer, director or employee of the Company or any of its Subsidiaries. Hydrogenics further acknowledges and agrees that the obligations of each Seller hereunder are several and not joint, and no Seller shall be liable for any breach of this Agreement by, or for any inaccuracy in the representations and warranties made by, any other Seller. For greater certainty, the failure of any Seller to comply with such Seller’s obligations hereunder, or the inaccuracy of any representation or warranty made by any Seller, shall not in any way relieve any other Seller who is in compliance with such Seller’s obligations hereunder.

(b)	The Agreement contemplated by acceptance of this letter shall become effective in respect of each Seller upon execution and delivery thereof by such Seller.

(c)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopy or similar means of recorded electronic communication addressed as follows:

(i)	if to a Seller, to such Seller at the address listed on Schedule A hereto with a copy to:

Torys LLP Suite 3000 79 Wellington Street West Box 270, TD Centre Toronto, ON M5K 1N2

Phone No.: (416) 865-8238 Fax No.: (416) 865-7380

Attention: Philip J. Brown

(ii)	if to Hydrogenics:

Hydrogenics Corporation 5985 McLaughlin Road Mississauga, ON L5R 1B8

Phone No.: (905) 361-3660 Fax No.: (905) 361-3626 Attention: Pierre Rivard, President and Chief Executive Officer

with a copy to:

Osler, Hoskin & Harcourt LLP 1 First Canadian Place Suite 6600 Toronto, ON M5X 1B8

Phone No.: (416) 862-4749 Fax No.: (416) 862-6666

Attention: Mark Trachuk

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a business day, on the next following business day) provided that it is delivered or transmitted during normal business hours, failing which it shall be deemed to have been given and received on the next business day.

Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this paragraph 9(c).

(d)	This Agreement sets forth the entire agreement and understanding of the parties hereto in respect of the transactions contemplated hereby. There are no warranties, representations, terms, conditions or collateral agreements, expressed, implied or statutory, between the parties hereto other than as expressly set forth in this Agreement. This Agreement and the rights hereunder are not transferable or assignable by any party without the prior written consent of the other parties hereto except that Hydrogenics may assign its rights and obligations under this Agreement to a direct or indirect subsidiary of Hydrogenics, but no such assignment shall relieve Hydrogenics of its obligations hereunder.

(e)	The representations and warranties set forth in this Agreement shall survive the purchase of the Subject Shares and, notwithstanding such purchase, shall continue in full force and effect for the benefit of the party to whom such representations and warranties are given.

(f)	If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof and each such provision is deemed to be separate and distinct.

(g)	This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Ontario and each of the Sellers and Hydrogenics irrevocably submit to the jurisdiction of the courts of the Province of Ontario.

(h)	Time shall be of the essence of this Agreement.

(i)	This Agreement may be delivered by facsimile and executed in counterparts in the form set out as Schedule “C” to this Agreement, whereupon such party shall become bound by, and entitled to the benefits of this Agreement as fully and effectively as though such party had executed this Agreement together with the other parties to this Agreement.

(j)	Each party hereto shall pay the fees, costs and expenses of their respective financial, legal, auditing and other professional and other advisors incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred and shall indemnify each of the other parties from and against any and all claims against any of them for “finder’s” or “agency” fees relating to the transactions contemplated hereby.

(k)	For greater certainty, nothing in this Agreement is intended to limit or otherwise restrict the existing and ongoing business dealings, in all respects, between Newstar Technology Ltd. and the Company in relation to Stuart Energy CKI (Hong Kong) Limited.

10.	Further Assurances

Subject to the terms and conditions herein, each of the Sellers and Hydrogenics agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement and the Offer, including using commercially reasonable efforts to fulfill all conditions and satisfy all provisions of this Agreement, provided that no Seller shall have any obligation to expend funds or incur other liabilities or obligations out of the ordinary course pursuant to this paragraph 10.

If the foregoing accurately reflects the terms and conditions of our agreement, would each Seller kindly indicate acceptance hereof by signing, dating and returning to Hydrogenics the enclosed duplicate original of this Agreement by facsimile.

HYDROGENICS CORPORATION

By:	“Pierre Rivard”

Name: Pierre Rivard
Title: President and Chief Executive Officer

SCHEDULE A

Seller (Beneficial		Address for		Security	Shares	Options
Owner)	Registered Owner	Notices	Residency	Type	Held	Held
Dr. Hugo Vandenborre	Lavoisierico N.V.	See counterpart.	Belgium	common	4,982,098	0
Samuel C. Johnson 1996 Trust	Samuel C. Johnson 1996 Trust	See counterpart.	Cayman Islands	common	2,254,000	0
Samuel C. Johnson 1988 Trust I	Samuel C. Johnson 1988 Trust I	See counterpart.	USA	common	657,500	0
Newstar Technology Limited	Newstar Technology Limited	See counterpart.	British Virgin Islands	common	2,593,857	0
Mercator Verzekeringen N.V.	Mercator Verzekeringen N.V.	See counterpart.	Belgium	common	2,269,874	0
Robert S. Torokvei	Scepter Holdings Inc.	See counterpart.	Canada	common	535,750	40,000
Douglas S. Alexander	677568 Ontario Limited	See counterpart.	Canada	common	15,000	10,000
Barrie Cook		See counterpart.	Hong Kong	common	0	40,000
Kelly T. Grindle		See counterpart.	USA	common	0	40,000
Peter C. Johnson		See counterpart.	Canada	common	50,000	40,000
Jon Slangerup		See counterpart.	Canada	common	203,750	826,000
Andrew T.B. Stuart		See counterpart.	Canada	common	6,751	460,000
Robert W. Campbell		See counterpart.	Canada	common	0	200,000
George P. Kempff		See counterpart.	Canada	common	900	95,000
R. Randall MacEwen		See counterpart.	Canada	common	5,600	210,000
Bart Van Ouytsel		See counterpart.	Belgium	common	0	170,000
Peter Wressell		See counterpart.	Canada	common	0	170,000

SCHEDULE B

ESCROW ARRANGEMENT APPLICABLE TO CERTAIN OF THE SHARES OF

DR. HUGO VANDENBORRE AND LAVOISIERICO N.V.

Pursuant to an Escrow Agreement dated February 28, 2004 entered into between the Company, Lavoisierico N.V. and CIBC Mellon Trust Company, Dr. Hugo Vandenborre caused Lavoisierico N.V. to deposit 1,263,199 Subject Shares (the “Escrowed Shares”) into escrow in accordance with the terms of a Share Purchase Agreement entered into between Lavoisierico N.V., the Company and others. The Escrowed Shares shall be tendered to the Offer in accordance with the terms of the Offer and the shares of Hydrogenics received pursuant to the Offer in exchange for the Escrowed Shares will be deposited with the escrow agent and remain in escrow until February 28, 2005 in accordance with the terms of the Escrow Agreement.

SCHEDULE C

COUNTERPART TO LOCK-UP AGREEMENT

TO:	HYDROGENICS CORPORATION

RE:	Lock-up Agreement (the “Agreement”) dated as of the date of this counterpart between Hydrogenics Corporation and the “Sellers “ (as defined in the Agreement)

The undersigned Seller hereby agrees to be bound by the terms of the Agreement as a party to the Agreement, and shall be entitled to all benefits of a Seller pursuant to the Agreement, as fully and effectively as though the undersigned had executed the Agreement together with the other parties to the Agreement.

DATED this                    day of November 2004.

If undersigned is a other than an individual:

Name of Seller

By:

Name:
Title:

By:

Name:
Title:

If undersigned is an individual:

SIGNED, SEALED & DELIVERED
in the presence of:

Witness	Name

ADDRESS FOR NOTICE

Name:	No. of Shares

Address:	No. of Options

Tel:

Facsimile:

Email: